Exhibit 99.1

No. 13/09

IAMGOLD FILES AUDITED YEAR END FINANCIAL STATEMENTS AND
PROVIDES DETAILS OF ANNUAL GENERAL MEETING

Toronto, Ontario, March 27, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that the Company’s annual Audited Financial Statements and Management Discussion and Analysis have been filed with the appropriate U.S. and Canadian regulatory bodies.  These filings are available through U.S securities regulators at www.sec.gov/edgar.shtml, and through the Canadian securities regulatory authorities at www.sedar.com.

Canadian and U.S. regulatory filings are also available on the Company’s website at www.iamgold.com.  Hard copies of the audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

The Annual General Meeting of the Company’s shareholders will be held on May 14, 2009 at 4:00p.m. (Eastern Standard Time) at the St. Andrew’s Club and Conference Centre.  Shareholders of record as at the close of business on April 9, 2009 are entitled to notice of, and to vote at, the meeting.

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing approximately one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned with a strong financial base, together with the management and operations expertise to execute on our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec, Canada with a pipeline of development and exploration projects. IAMGOLD continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

For further information please contact:

IAMGOLD Corporation:
Elaine Ellingham
SVP, Investor Relations & Communications
Tel: 416 360 4743 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.